Exhibit (a)(5)(A)

SCHNEIDER WALLACE COTTRELL
BRAYTON KONECKY LLP
Michael C. McKay (023354)
8501 North Scottsdale Road, Suite 270
Scottsdale, Arizona 85253
Telephone: (480) 428-0143
Facsimile: (866) 505-8036
mmckay@schneiderwallace. com

IN THE SUPERIOR COURT OF THE STATE OF ARIZONA
IN AND FOR THE COUNTY OF MARICOPA

FLOYD SCHNEIDER, individually and on	)	Case No. CV 2011-050036
behalf of all others similarly situated,	)
	)	CLASS ACTION
)
Plaintiff,	)	COMPLAINT FOR BREACH OF
	)	FIDUCIARY DUTY
V.	)
	)	DEMAND FOR JURY TRIAL
WILLIAM HEMELT, WILLIAM C. EGAN,	)
SAMUEL COWLEY, LORI BUSH, JOHN M.	)
CLAYTON, L. WHITE MATTHEWS,	)
MICHAEL ZEHER, MATRIXX	)
INITIATIVES, INC.,WONDER	)
HOLDINGS ACQUISITION CORP., and	)
WONDER HOLDINGS, INC.,	)
Defendants.	)

     Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:
     1. Plaintiff brings this class action on behalf of the public stockholders of Matrixx Initiatives, Inc. (“Matrixx” or the “Company”) against Matrixx’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to Wonder Holdings Acquisition Corp. and Wonder Holdings, Inc.

(the “Merger Subs”), both of which are affiliates of and controlled by H.I.G. Capital, LLC (“H.I.G.”) (the “Proposed Transaction”) by means of an unfair process and for an unfair price and without adequate disclosure of information.
     2. On December 14, 2010, H.I.G. and the Company announced a definitive agreement under which H.I.G. would commence a tender offer to acquire all of the outstanding shares of Matrixx for $8.00 per share in cash. H.I.G. commenced the tender offer on December 22, 2010, and it is scheduled to expire on January 24, 2010.
     3. The Proposed Transaction is valued at $75.2 million. The Board has breached their fiduciary duties by agreeing to the Proposed Transaction for grossly inadequate consideration. For example, at least one Wall Street analyst had a price target of $8.50 per share before the Proposed Transaction was announced. In addition, the Discounted Cash Flow Analysis conducted by the Company’s financial advisor yielded a value of the Company as high as $9.29 per share.
     4. Moreover, the Board conducted an inadequate process in its attempt to find a potential buyer for Matrixx in this change of control transaction. From January 2010, when H.I.G., unsolicited, first contacted the Company indicating their interest in a potential transaction, until the signing of the merger agreement on December 14, 2010, the Company did not solicit a single party to seek their interest in a potential transaction with the Company. No market check, auction, or solicitation process was conducted.
     5. Defendants exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that precluded other potential bidders. Specifically, pursuant to the merger agreement dated December 14, 2010 (the “Merger Agreement”), defendants agreed to: (i) a limited 40-day go-shop period followed by a strict no-

solicitation provision; (ii) a provision that provides H.I.G. with 72 hours to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay H.I.G. a termination fee of $2,644,729 (or $1,889,092 in the event that the competing bid resulted from the go-shop process) in order to enter into a transaction with a superior bidder. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of Matrixx.
     6. On December 22, 2010, the Company filed a Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction. The Recommendation Statement fails to provide the Company’s shareholders with material information and provides them with materially misleading information thereby rendering the shareholders unable to cast an informed vote regarding the Proposed Transaction.
     7. The Individual Defendants have breached their fiduciary duties of loyalty, due care, candor, independence, good faith and fair dealing, and Matrixx and the Merger Subs have aided and abetted such breaches by Matrixx’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.
PARTIES
     8. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Matrixx.
     9. Matrixx is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at 8515 E. Anderson Drive, Scottsdale, Arizona, 85255, and is an over-the-counter healthcare company that develops and markets Zicam products.

     10. Defendant William Hemelt (“Hemelt”) has been the President, Chief Executive Officer, and a director of the Company since August 2009. Hemelt joined Matrixx in June 1998 as Chief Financial Officer, Treasurer, and Secretary. Hemelt served as Secretary until February 2005 and Treasurer until July 2007. In October 2008, Hemelt was named Acting President and Chief Operating Officer, in addition to his position as Chief Financial Officer.
     11. Defendant William C. Egan (“Egan”) has been a director of the Company since 2001, and is the Company’s Chairman of the Board.
     12. Defendant Samuel Cowley (“Cowley”) has been a director of the Company since 2005. In May 2008, Mr. Cowley joined the Company as Executive Vice President, Business Development, General Counsel and Secretary.
     13. Defendant Lori Bush (“Bush”) has been a director of the Company since 2004.
     14. Defendant John M. Clayton (“Clayton”) has been a director of the Company since 2005.
     15. Defendant L. White Matthews (“Matthews”) has been a director of the Company since 2003.
     16. Defendant Michael Zeher (“Zeher”) has been a director of the Company since 2000.
     17. Defendants referenced in ¶¶ 10 through 16 are collectively referred to as Individual Defendants and/or the Matrixx Board. The Individual Defendants as officers and/or directors of Matrixx, have a fiduciary relationship with Plaintiff and other public shareholders of Matrixx and owe them the highest obligations of good faith, fair dealing, loyalty and due care.

     18. Defendant Wonder Holdings Acquisition Corp. is a Delaware and is an affiliate of and controlled by H.I.G. Capital, LLC, a leading global private equity investment firm with more than $7.5 billion of equity capital under management.
     19. Defendant Wonder Holdings, Inc. is a Delaware corporation wholly owned by Wonder Holdings Acquisition Corp. that was created for the purposes of effectuating the Proposed Transaction.
INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     20. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Matrixx and owe them, as well as the Company, a duty of highest good faith, loyalty and full, candid and adequate disclosure.
     21. Where the officers and/or directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:
          (a) adversely affects the value provided to the corporation’s shareholders;
          (b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;
          (c) contractually prohibits them from complying with their fiduciary duties;

          (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or
          (e) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.
     22. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:
          (a) participating in any transaction where the Individual Defendants’ loyalties are divided;
          (b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     23. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty and good faith owed to Plaintiff and other public shareholders of Matrixx, or are aiding and abetting others in violating those duties.
     24. Defendants also owe the Company’s stockholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.

CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION
     25. In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.
     26. During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit H.I.G. to attempt to eliminate the public shareholders’ equity interest in Matrixx pursuant to a defective sales process, and (ii) permit H.I.G. to buy the Company for an unfair price. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.
     27. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.
CLASS ACTION ALLEGATIONS
     28. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of Matrixx common stock and their successors in interest, except Defendants and their affiliates (the “Class”).
     29. This action is properly maintainable as a class action for the following reasons:

          (a) the Class is so numerous that joinder of all members is impracticable. As of January 6, 2010, Matrixx has approximately 9.40 million shares outstanding.
          (b) questions of law and fact are common to the Class, including, inter alia, the following:
(i)	Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiff and the others members of the Class;

(ii)	Are the Individual Defendants, in connection with the Proposed Transaction of Matrixx by H.I.G., pursuing a course of conduct that does not maximize Matrixx’s value in violation of their fiduciary duties;

(iii)	Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

(iv)	Have Matrixx and Merger Subs aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(v)	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.
          (c) Plaintiff is committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.
          (d) Plaintiff’s claims are typical of those of the other members of the Class.
          (e) Plaintiff has no interests that are adverse to the Class.

          (f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.
          (g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
FURTHER SUBSTANTIVE ALLEGATIONS
     30. Matrixx markets and sells over-the-counter healthcare products with an emphasis on those that utilize unique or novel delivery systems. Through its subsidiaries, the Company markets and sells products under the Zicam brand. The Company’s current Zicam products compete in the following product classes within the cough and cold category: Cold Remedy; Allergy/Sinus; Cough and Multi-Symptom Relief; and other cough/cold.
     31. The cough and cold category market within which the Company operates is estimated at $4.0 to $5.0 billion annually in retail sales in the United States alone, and includes a wide variety of tablets, liquids, gels, sprays, and syrups that remedy and/or provide relief to cold, allergy and sinus congestion sufferers.
     32. On May 11, 2009, the Company reported record revenues of $111.6 million for the fiscal year ended March 31, 2009, an 11% increase compared to net sales of $101.0 million for the prior year. Additionally, net income increased approximately 33%, to $13.9 million, or $1.46 per diluted share, compared to net income of approximately $10.4 million, or $1.04 per diluted share, for the prior year. On May 12, 2009, the Company’s common stock closed at $18.85 per share.

     33. On June 15, 2009, the Company’s stock closed at $19.24 per share. On June 16, 2009, the Company received a warning letter from the Food and Drug Administration (the “FDA”) regarding Zicam Cold Remedy Nasal Gel and Zicam Cold Remedy Swabs. The FDA referred to complaints it had received of smell loss associated with these products and asserted that the Company was in violation of FDA regulations by failing to file a new drug application for the products. The FDA also asserted that the products were misbranded under FDA regulations for failing to adequately warn of the risk of smell loss. Although the Company disagreed with the FDA’s allegations, the Company cooperated with the FDA and recalled the Cold Remedy Nasal Gel and Cold Remedy Swabs from the market.
     34. The recalled products accounted for approximately 40%, or $42.5 million, of the Company’s net sales for the fiscal year ended March 31, 2009. On June 16, 2009, the Company’s stock price shot down to $5.78 per share.
     35. On May 10, 2010, the Company reported net sales of approximately $67.3 million and a net loss of approximately ($23.6) million, or ($2.56) per diluted share for the fiscal year ended March 31, 2010, compared to net sales of $111.6 million and net income of $13.9 million, or $1.46 per share, for the fiscal year ended March 31, 2009. Sales and operating results were significantly impacted by the recall of the Company’s nasal Cold Remedy products in June of 2009. In the press release announcing the financial results, defendant Hemelt commented on the Company’s tough fiscal year, but remained optimistic about the Company’s future prospects. As stated by Hemelt: “Fiscal 2010 was the single most challenging year for the Company. We navigated a recall of our two nasal Cold Remedy products and reset plans for our Zicam brand to achieve growth in the future. During the cold season we focused our advertising message to consumers around oral Cold Remedy products and realized growth in our oral Cold Remedy

franchise...In order to differentiate and promote the growth of our products, we will continue to refresh our consumer messaging and introduce new products.” On May 11, 2010, the Company’s stock traded as low as $4.00 per share.
     36. However, during the following two quarters, the Company began showing the first signs of improvement since the June 2009 product recall. On October 25, 2010, the Company announced its financial results for its second fiscal quarter ending September 30, 2010. For the six months ending September 30, 2010, the Company reported net income of $2.9 million, or $0.31 per diluted share. This compares to a net loss of $(17.8) million, or $(1.93) per diluted share, for the six months ending September 30, 2009. Having risen the past few months, on October 26, 2010, the Company’s stock closed at $5.38 per share.
     37. In the press release announcing the Company’s financial results, defendant William Hemelt, the Company’s Chief Executive, commented on the Company’s plans to further increase their sales. As stated by Hemelt: “We expect our new advertising campaign, which will encompass television, print, and online media, will help increase consumer purchases of Zicam products. We believe our new creative will continue to differentiate our products from general symptom relief products and help increase consumer awareness. As part of these efforts, we recently launched a new web-based Zicam video featuring iconic television moms addressing cold myths.”
     38. In an October 26, 2010 conference call, Hemelt commented on the Company’s significant growth prospects and has developed a successful strategy to get Zicam products to new users. As Hemelt stated: “We are excited about our plans for promoting and advertising Zicam products this year. Anyone who has followed us over the years knows that we believe there is still significant growth to be captured in the Zicam brand. Due to the high number of consumers you still don’t know about the unique benefits that Zicam Cold Remedy products offer. Mainly the ability to help consumers get over their colds faster. Communicating that methods effectively has been our principal marketing challenge. While one never knows how effective a program is going to be until is gets tested in the marketplace, we believe this years advertising may provide the right messaging to address that issue and extend the franchise to new users.”
     39. Matrixx is expected to turn a profit during its 2011 fiscal year according to analyst expectations. As stated in a December 17, 2010 article on Zacks.com: “In the last fiscal year, the company lost $0.44 per share. Matrixx Initiatives is now estimated to attain profitability and earn $0.41 per share this year, based on 9.4 million shares outstanding.”
The Company Enters Into The Proposed Transaction At An Unfairly, Low Price
     40. In a press release dated December 14, 2010, the Company announced that it had entered into a merger agreement with H.I.G. pursuant to which H.I.G. will commence a tender offer to acquire all of the outstanding shares of the Company at a price of $8.00 per share. H.I.G. commenced the tender offer on December 22, 2010 and it is scheduled to expire on January 24, 2010. If the tender offer is successfully completed, the parties will complete a second-step merger in which any remaining shares of Matrixx would be converted into the right to receive the same price per share paid in the tender offer.
     41. The Proposed Transaction consideration of $8.00 per share is inadequate. The Company traded over $19.20 per share just before the announcement of the product recall in June 2009. In May 2010, the Company’s stock had dropped to as low as $4.00 per share. However, in the past half year, the Company was beginning to overcome the effects of the product recall and was showing signs of improvement. Its stock had risen to $5.38 per share after the announcement of its earnings on October 25, 2010 and was positioned for even further growth had the Company not capped the price of the stock as a result of the announcement of the Proposed Transaction.
     42. Further, at least one Wall Street analyst had a price target of $8.50 per share before the Proposed Transaction was announced.
     43. In addition, the Discounted Cash Flow Analysis conducted by Sawaya Segalas & Co., LLC (“Sawaya Segalas”), the Company’s financial advisor, yielded a value of the Company as high as $9.29 per share.
     44. Accordingly, H.I.G. is picking up Matrixx at the most opportune time, at a time when Matrixx is poised for growth and its stock price is trading at a huge discount to its intrinsic value.
The Inadequate Sales Process and Preclusive Deal Protection Devices
     45. In addition, the Board conducted an inadequate process in its attempt to find a potential buyer for Matrixx in this change of control transaction. In January 2010, H.I.G., unsolicited, first contacted the Company indicating their interest in a potential acquisition of the Company. From January 2010 until the signing of the Merger Agreement on December 14, 2010, the Company did not solicit a single party to seek their interest in a potential transaction with the Company. No market check, auction, or solicitation process was conducted.
     46. The Board attempted to circumvent its duty to conduct an adequate process and seek the best transaction available for its shareholders by agreeing to a “go-shop” period in the Merger Agreement, whereby following the execution of the Merger Agreement, the Company was allowed to solicit interest from third parties regarding an acquisition of the Company.

     47. However, the go-shop period is inadequate. First, the go-shop period lasts a mere 40 days, and expires on January 22, 2011. In fact, on December 8, 2010, during its negotiations with H.I.G., the Company’s legal advisor even suggested that the Company “request that the Merger Agreement be modified to lengthen the go-shop period.” The Company attempted to get the go-shop period lengthened but was refused.
     48. Second, upon expiration of the go-shop period on January 22, 2011, a strict “no solicitation” provision kicks in pursuant to §6.2(b) of the Merger Agreement whereby the Company can no longer solicit competing proposals. In addition, the Company must “immediately cease any discussions or negotiations” with any parties that may be ongoing with respect to a competing proposal.
     49. At that point, the Company may continue in discussions with only those parties that meet the strict definition of being considered an “Excluded Party.” Pursuant to §6.2(d)(iv) of the Merger Agreement, an Excluded Party
means any Person (other than Parent and its Subsidiaries) or “group”, within the meaning of Section 13(d) of the Exchange Act (so long as such Person and the other members of such group, if any, who were members of such group immediately prior to the No-Shop Period Start Date constitute at least 51% of the equity financing of such group at all times following the No-Shop Period Start Date and prior to the termination of this Agreement), from whom the Company has received an Acquisition Proposal (including a draft merger agreement or a draft term sheet, memorandum of understanding or similar document) after the execution of this Agreement and prior to the No-Shop Period Start Date that, on or before the No-Shop Period Start Date, the Company Board determines in good faith constitutes or could reasonably be expected to result in a Superior Proposal, and which Acquisition Proposal has not been rejected or withdrawn as of the No-Shop Period Start Date; provided that notwithstanding anything contained in this Section 6.2 to the contrary, an Excluded Party shall cease to be an Excluded Party for all purposes under this Agreement upon the earlier of (x) the Cut-off Date and (y) immediately at such time as such Acquisition Proposal made by such party is withdrawn, terminated, expires or no longer constitutes and could no longer reasonably be expected to result in a Superior Proposal (it being agreed and understood that an Acquisition Proposal will not fail to constitute a Superior Proposal if such Acquisition Proposal is amended, modified or revised during the course of ongoing negotiations with the Company as a result of the exercise by Parent of its rights pursuant to Section 6.2 (f), which exercise renders such Acquisition Proposal no longer to be a Superior Proposal, so long as such negotiations are ongoing and it subsequently constitutes a Superior Proposal).
     50. In addition, despite the fact the go-shop period is limited, the Merger Agreement provides other ways that guarantee the only suitor will be H.I.G., pursuant to §6.2 of the Merger Agreement, should the Company receive a competing bid, the Company must notify the H.I.G. of the bidder’s offer. Thereafter, should the Board determine that the competing offer is superior, H.I.G. must be provided with 72 hours notice before the Company changes its recommendation on the Proposed Transaction. During this time, the Company must negotiate with H.I.G. in good faith (if H.I.G. so desires) and allow H.I.G. to make amendments to the Merger Agreement so that the competing bid no longer constitutes a superior proposal, i.e. H.I.G. needs to merely match the terms of the competing bidder. In other words, the Merger Agreement gives H.I.G. access to any rival bidder’s information and allows H.I.G. a free right to match any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor H.I.G. and piggy-back upon the due diligence of the foreclosed second bidder.
     51. In addition, the Merger Agreement provides that a termination fee of $2,644,729 (or $1,889,092 in the event that the competing bid resulted from the go-shop process) and must be paid to H.I.G. by Matrixx if the Company decides to pursue said other offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.
     52. Finally, H.I.G. is also the beneficiary of a “Top-Up” provision that ensures that H.I.G. gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if H.I.G. receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event H.I.G. fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants H.I.G. an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger. The “Top-Up” provision essentially renders the tender offer a fait accompli and eliminates the possibility that any alternate bidder can mount a serious challenge to H.I.G.’s first-in position.
Matrixx’s Executives Officers and Directors Stand to Receive Unique Material Financial Benefits in the Proposed Transaction Not Available to Matrixx’s Public Shareholders
     53. The Company’s executive officers and directors have material conflicts of interest and are acting to better their own personal interests through the Proposed Transaction at the expense of Matrixx’s public shareholders.
     54. The Company’s directors and executive officers hold restricted stock of the Company that, pursuant to the Merger Agreement, will no longer be subject to restrictions and will be converted into a right to receive the Proposed Transaction consideration of $8.00 per share. The following chart shows the amount and value of the restricted stock units held by the Company’s executive officers and directors that they will be able to cash out pursuant to the Merger Agreement with H.I.G.:

Executive Officer	Restricted Stock	Cash Consideration

William J. Hemelt	23,158	$185,264
Samuel C. Cowley	23,647	$189,176
Timothy L. Clarot	15,078	$120,624
James A. Marini	15,014	$120,112
William J. Barba	1,400	$11,200

Non-Employee Directors	Restricted Stock	Cash Consideration

William C. Egan	9,375	$75,000
Lori H. Bush	11,900	$95,200
John M. Clayton	11,593	$92,744
L. White Matthews III	9,375	$75,000
Michael A. Zeher	9,375	$75,000

     55. In addition, certain of the Company’s executive officers, including defendants Hemelt and Cowley, have change in control agreements with Matrixx that provide for severance payments if such officer’s employment is terminated by the Company without cause or by the executive for good reason within one year following a change of control of the Company. In the event such termination occurs, each executive officer would be eligible to receive the following severance payments: Mr. Hemelt $955,136; Mr. Cowley $585,526; Mr. Clarot $481,379; Mr. Marini $530,435; and Mr. Barba $234,508.
     56. Based on the above, the Proposed Transaction is unfair to Matrixx’s public shareholders, and represents an effort by the Individual Defendants to aggrandize their own financial position and interests, as well as other Company insiders, at the expense of and to the detriment of Matrixx’s public shareholders.
The Materially Misleading and Incomplete Recommendation Statement
     57. On December 22, 2010, the Company filed the Recommendation Statement with the SEC in connection with the Proposed Transaction. The Recommendation Statement fails to provide the Company’s shareholders with material information and provides them with materially misleading information thereby rendering the shareholders unable to cast an informed vote regarding the Proposed Transaction.
     Disclosures Concerning The Company’s Financial Forecasts
     58. The Company prepared, and provided to its financial advisor, financial forecasts of the Company for years 2011 through 2015 (the “Financial Forecasts”). The Recommendation Statement discloses the Net Sales and Net Income amount projected for each such year. However, this information is materially incomplete. As stated in the Recommendation Statement, the Financial Forecasts “assume, among other things and using various assessments of probability, that certain Company product candidates would be successfully developed and commercialized and available for sale for the treatment of certain indications.” In order for a shareholder to be able to properly assess the Net Sale and Net Income projections, the Recommendation Statement must disclose the assumptions made with respect to the development and commercialization of the Company’s various product candidates that were used to prepare the Financial Forecasts, as well as the probabilities that were assigned to each such product candidate with respect to their development and commercialization.
     Disclosures Concerning Sawaya Segalas’s Financial Analyses
     59. The Recommendation Statement completely fails to disclose the underlying methodologies, key inputs and multiples relied upon and observed by Sawaya Segalas, the Company’s financial advisor, so that shareholders can properly assess the credibility of the various analyses performed by Sawaya Segalas and relied upon by the Board in recommending the Proposed Transaction.
     60. With respect to the Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose (a) the calculations made by Sawaya Segalas to calculate the Company’s free cash flow amounts for FY 2011 through 2015; (b) the free cash flow amounts calculated for each such year, as well as the amount for each line item used to calculate the Company’s free cash flows (e.g. net working capital, capital expenditures); (c) the criteria and key inputs used to select the discount rate of 14.0% to 16.0% used in the analysis; (d) the criteria used to select the 5.5x to 7.5x exit multiple range; and (e) the “Company’s estimates for working capital needs” used in the analysis.
     61. With respect to the Selected Companies Analysis, the Recommendation Statement fails to, but should, disclose (a) the criteria used to determine which companies were considered

“similar” to the Company and were thus selected for use in the analysis, as well as the reasons Prestige Brands Holding, Inc. (“Prestige”) and Omega Pharma NV (“Omega”) were considered “most comparable” to the Company; (b) the multiples observed for each company in the analysis (and at the very least, the multiples observed for Prestige and Omega, which were considered the most comparable to the Company); (c) the reasons certain Matrixx multiples were determined to be “Not Meaningful”; and (d) the criteria used to select the reference ranges that were applied to the Company’s financial data in the analysis.
     62. With respect to the Selected Transactions Analysis, the Recommendation Statement fails to, but should, disclose (a) the criteria used to determine which transactions included targets that were considered “similar” to the Company and were thus selected for use in the analysis; (b) the LTM/EBITDA multiple observed for each transaction; (c) the reasons Sawaya Segalas analyzed only one multiple (LTM/EBITDA); (d) how the “certain tax attributes” and “high ratio of leverage to equity” of certain transactions observed by Sawaya Segalas impacted its analysis; and (d) the criteria used to select the 5.5x to 7.5x reference range that was applied to Matrixx’s financial data in the analysis.
     63. With respect to the Discounted Equity Value Analysis, the Recommendation Statement fails to disclose (a) the judgments and historical trading multiples observed by Sawaya Segalas that it used to select price to earnings multiples from 9.0x to 11.0x used in the analysis; (b) the Company’s “estimates for working capital needs” used in the analysis; (c) the key inputs used to calculate the Company’s weighted average cost capital that was used to select the discount rates ranging from 14.0% to 16.0%, including the betas, risk free rate, risk premiums, and capital structure.
     Disclosures Concerning The Go-Shop Process

     64. The Recommendation Statement, as well as other Company filings, fails to disclose any information pertaining to solicitation activities conducted by the Company during the go-shop process. In fact, pursuant to a press release issued by the Company on December 29, 2010, the Company stated that “It is not anticipated that any developments will be disclosed with regard to this process unless the Company’s board of directors makes a decision with respect to a potential superior proposal.”
     65. The go-shop period expires on January 22, 2010 and the tender offer expires just two days later on January 24, 2010. In reaching a decision on whether to tender one’s shares, a shareholder needs to know whether the Company conducted an adequate go-shop process, especially considering the Company did not conduct any form of pre-signing market check. Accordingly, the Recommendation Statement must disclose all aspects of the go-shop period, including how many parties were contacted, the criteria used to select such parties, whether the parties were strategic or financial, the nature of the discussion and negotiations held with such parties, and the extent of interest expressed by each party.
     Disclosures Concerning The Reasons the Company Decided Not To Pursue a Pre-Signing Market Check
     66. The Recommendation Statement fails to disclose material information concerning the Board’s decision not to pursue a pre-signing market check through an auction process. The Recommendation Statement should disclose the “advantages and disadvantages of engaging in a pre-signing market check through an auction process compared to a post-signing go-shop process” discussed by the Board on September 23, 2010.
     67. Moreover, the Recommendation Statement states that the Board determined on September 23, 2010 that “given the Company’s history of engaging in unsuccessful sales processes and the Company’s current relatively weakened condition compared to when it had engaged in previous processes, a pre-signing auction process would not be advisable under the current circumstances.” Accordingly, since it bore on its decision on whether to engage in a pre-signing market check, the Recommendation Statement should disclose more detail regarding the previous sales processes conducted by the Company including how many parties were contacted during each prior process, how many parties were strategic and how many were financial, the criteria used to select the parties that were contacted, and the reasons each party ultimately was not interested in a transaction with the Company. Moreover, the Recommendation Statement states that on March 5, 2010, the Board determined that based on, among other things, its “legal and regulatory challenges,” a go-shop process would best serve the Company’s interests, but fails to disclose what legal and regulatory challenges were considered.
     Disclosures Concerning The Reasons The Board Decided To Sell The Company
     68. In addition, as described in the Recommendation Statement, Company representatives informed representative of H.I.G. on numerous occasions that the Company was “not for sale.” In fact, as late as August 24, 2010, the Company Board authorized management and Sawaya Segalas to advise H.I.G. that “the Company was not for sale and management remained committed to executing the Company’s long-term business plan.” The Recommendation Statement must disclose the reasons the Company ultimately determined to forego its long-term business strategy and sell the Company.
     69. The Recommendation Statement should also disclose the “risks and benefits of selling the entire company” discussed by the Board on December 8, 2010.
     70. Lastly, the Recommendation Statement fails to disclose the services performed by Sawaya Segalas to the Company in the past and the amount of compensation received for such services; and fails to disclose whether Sawaya Segalas performed any services for H.I.G. in the past, and if so, to disclose the nature of the services and the amount of compensation received or to be received.
     71. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.
CLAIMS FOR RELIEF
COUNT I
Breach of Fiduciary Duty — Failure to Maximize Shareholder Value
(Against All Individual Defendants)
     72. Plaintiff repeats all previous allegations as if set forth in full herein.
     73. As Directors of Matrixx, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Matrixx’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.
     74. As discussed herein, the Individual Defendants have breached their fiduciary duties to Matrixx shareholders by failing to engage in an honest and fair sale process.
     75. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Matrixx’s assets and will be prevented from benefiting from a value-maximizing transaction.
     76. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.
     77. Plaintiff and the Class have no adequate remedy at law.

COUNT II
Breach of Fiduciary Duty — Disclosure
(Against Individual Defendants)
     78. Plaintiff repeats all previous allegations as if set forth in full herein.
     79. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting Matrixx’s shareholders.
     80. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.
     81. As a result, Plaintiff and the Class members are being harmed irreparably.
     82. Plaintiff and the Class have no adequate remedy at law.
COUNT III
Aiding and Abetting
(Against Matrixx and Merger Subs)
     83. Plaintiff repeats all previous allegations as if set forth in full herein.
     84. As alleged in more detail above, Matrixx and H.I.G. are well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders. Defendants Matrixx and Merger Subs aided and abetted the Individual Defendants’ breaches of fiduciary duties.
     85. As a result, Plaintiff and the Class members are being harmed.
     86. Plaintiff and the Class have no adequate remedy at law.
     WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:
          (A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;

          (B) enjoining, preliminarily and permanently, the Proposed Transaction;
          (C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;
          (D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;
          (E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and
          (F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

SCHNEIDER WALLACE COTTRELL BRAYTON KONECKY LLP
/s/ Michael C. McKay
Michael C. McKay
8501 North Scottsdale Road, Suite 270
Scottsdale, Arizona 85253
Telephone: (480) 428-0143
Facsimile: (866) 505-8036
Attorneys for Plaintiff

OF COUNSEL
LEVI & KORSINSKY, LLP
Joseph Levi, Esq.
Jacob Jenkelowitz, Esq.
30 Broad Street, 15th Floor
New York, New York 10004
Telephone: (212) 363-7500
Facsimile: (212) 363-7171

24